CONFIDENTIAL TREATMENT REQUESTED BY

THERMAGE, INC. (THRM—002)

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

October 3, 2008

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Attention:	Russell Mancuso Geoffrey Kruczek

Re:	Thermage, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed September 16, 2008 File No. 333-152948

Ladies and Gentlemen:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 29, 2008 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Our responses to comments pertaining to Reliant Technologies, Inc. (“Reliant”) are based on information provided to us by Reliant. In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience, we have enclosed a marked copy of the Registration Statement with this letter which shows changes from Amendment No. 1 to the Registration Statement as filed on September 16, 2008. We have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment

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October 3, 2008

Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

What approval is required, page iv

COMMENT 1: We note your revisions in response to prior comment 1 disclosing that closing could be delayed or prevented. With a view toward clarified disclosure in appropriate sections of your document, please tell us the potential effects of a post-closing challenge based on the lack of the vote required under the California law. Include in your response whether the challenge could affect whether the offered securities are or were legally issued.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages iv and 21– 22 of Amendment No. 2 in order to discuss the potential effects of a post-closing challenge to the merger based on Section 2115. In addition, we supplementally advise the Staff that a post-closing challenge to the merger would not affect whether the shares of Thermage common stock offered to Reliant stockholders are or were legally issued. The issuance of these shares has been approved by the board of directors of Thermage, and Thermage will seek the approval of its stockholders for such issuance. Assuming that this approval is received and the merger subsequently closes with the filing of a certificate of merger in Delaware, Thermage will issue shares of its common stock and the applicable cash consideration to former Reliant stockholders in exchange for the delivery and surrender by such stockholders of stock certificates representing Reliant capital stock. This exchange of consideration will occur according to the conditions and procedures described in the merger agreement, as summarized in relevant part on page 93 of Amendment No. 2. In addition, counsel to Thermage has made this assessment and expects to deliver a legal opinion to Thermage, in the form filed as Exhibit 5.1 to Amendment No. 1, stating that “when issued and sold in the manner described in the Registration Statement, the [s]hares will be legally and validly issued, fully paid and non-assessable.”

The merger may be challenged on the grounds . . ., page 21

COMMENT 2: Your disclosure in response to prior comment 3 appears to be limited to California cases regarding the applicability and validity of Section 2115 decided subsequent to the VantagePoint decision. However, if prior cases have reached a conclusion that contradicts the conclusion in VantagePoint, please disclose the contradiction.

RESPONSE: In response to the Staff’s comment, we have revised the referenced risk factor to describe how a California court ruled on the applicability and validity of Section 2115 in a case

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October 3, 2008

decided prior to the VantagePoint decision. The revised risk factor is reflected beginning on page 21 of Amendment No. 2.

Background, page 57

COMMENT 3: We note your responses to prior comments 5 and 6; however, your disclosure continues to be unclear regarding the reasons that Reliant and Thermage rejected the other proposals. For example, you disclose on page 60 that your board concluded that there was a “limited possibility” of completing a transaction with Company A, and you continue to disclose on page 61 that Company B would not be able to consummate the transaction. Please revise to provide greater specificity. If the identity of the bidder is required for investors to adequately assess your statements regarding the reasons for rejecting a bid, please disclose the identity. In addition, you disclose on pages 60-62 that the proposals did not “imply an adequate value” and that the value of Thermage was well in excess of the price offered. If these proposals were at a premium to the market price of Thermage’s common stock, then disclose that fact and clearly explain how your board concluded that the amounts offered were inadequate. Note also your obligations under Item 4(b) of Form S-4.

RESPONSE: In response to the Staff’s comment we have revised the disclosure on pages 58 – 63 of Amendment No. 2 to disclose that the offers were at prices representing a premium to the then current market price of Thermage, to provide greater specificity with regard to the reasons for Thermage’s rejection of the other proposals and to more clearly explain how the Thermage Board concluded that the offered amounts were inadequate. We supplementally advise the Staff that we continue to believe that the disclosure of the identity of the parties making the proposals is not required for the reader to understand the reasons that Thermage rejected these bids, particularly given the expanded disclosures. We supplementally advise the staff that while the Thermage financial advisor and management teams did prepare and present various analyses of the proposed offers, the Board did not receive any reports, opinions or appraisals of the type requiring disclosure pursuant to Item 4(b) of Form S-4.

COMMENT 4: We reissue prior comment 6 with respect to the “all-cash alternative acquisition proposal” mentioned on page 58.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 58 and 59 of Amendment No. 2. [*]

U.S. Securities and Exchange Commission

October 3, 2008

Information about Piper Jaffray, page 80

COMMENT 5: Please quantify the amount of compensation Reliant has paid and will pay to Piper Jaffray.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 81 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences . . ., page 85

COMMENT 6: We note your new disclosure on page 86 regarding the tax treatment of the Distribution as it relates to merger. Please expand to clarify why it “is not free from doubt” that the merger and Distribution will be treated as a single integrated transaction. If counsel is unable to opine on this matter, it should state so clearly and disclose the potential consequences said risks to Reliant shareholders if the Distribution and merger are considered to be separate transactions and if they are considered to be a single integrated transaction.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure under the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85 of Amendment No. 2.

Structure of the Integrated Merger, page 89

COMMENT 7: Regarding your response to prior comment 9, please:

•

expand to clarify why the two-step merger structure is necessary to qualify the transaction as a reorganization and provide the tax advantages referenced in your disclosure. For example, explain why a one-step structure would be insufficient to accomplish these purposes;

•	disclose the “certain corporate tax advantages” mentioned; and

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•	ensure that your tax opinions filed per Regulation S-K Item 601(b)(8) cover this disclosure.

RESPONSE: In response to the Staff’s comment, we revised the tax disclosure previously contained in the “Structure of the Integrated Merger” section and moved such disclosure to the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 85 of Amendment No. 2. As a result of this move, the parties’ tax opinions now cover such disclosure.

The two-step merger structure is not necessary to qualify the transaction as a reorganization pursuant to Section 368(a) of the Code. Thermage and Reliant chose the two-step merger structure to eliminate the risk that Reliant would incur corporate level income tax in the event that the transaction failed to qualify as a reorganization for U.S. federal income tax purposes. Pursuant to Internal Revenue Service guidance set forth in Rev. Rul. 2001-46, 2001-2 C.B. 321 (2001), in a taxable transaction (i.e., if the overall transaction failed to qualify as a reorganization), the two-step merger structure likely would be treated as follows: (i) the first merger, if viewed independently, would be treated as a qualified stock purchase of Reliant stock, and (ii) the second merger, if viewed independently, would be treated as a liquidation pursuant to Section 332 of the Code. The structure is only precautionary, however, because both Thermage and Reliant anticipate that the two-step merger structure will qualify as a tax-free reorganization for U.S. federal income tax pursuant to Section 368(a)(1)(A) of the Code.

Distribution, page 102

COMMENT 8: Regarding your response to prior comment 7:

•	Please revise your disclosure to clarify briefly how the distribution will be pro rata given the existence of both common and preferred stock.

•	If true, state clearly that the securities have not been and will not be registered under the Securities Act and are subject to transfer limits.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on pages 21, 84 and 103-104 of Amendment No. 2.

Reliant Support Agreements, page 107

COMMENT 9: We are unable to agree with your analysis in your response to prior comment 10 regarding Section 5 of the Securities Act. The position you cite on page 6 of your response is not applicable to your situation because it permits the registration of

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offers and sales made pursuant to lock-up agreements and only when, among other things, votes will still be solicited from shareholders of the target company who have not signed the agreements. Therefore, it remains unclear how obtaining your written consents was consistent with Section 5. Please advise.

RESPONSE: In response to the Staff’s comment, and based on discussions that counsel for Thermage and Reliant had with the Staff on October 1, 2008, we advise the Staff that, upon the effectiveness of the registration statement, Reliant will solicit written consents in favor of the merger from its stockholders who have not previously signed written consents in favor of the merger. We have revised the disclosure accordingly, which is reflected on page 82 of Amendment No. 2. For convenience, the defined terms that we use in this response have the same meaning as in our response to prior comment 10.

We believe that this additional measure, together with the facts and legal analysis we set forth in our response to prior comment 10, makes the Staff’s position embodied in Proposed Rule 159 applicable to this situation. First, we believe that we have satisfied the first and second prongs under Proposed Rule 159. As we described in more detail in our response to prior comment 10, the parties that signed the Support Agreements and Written Consents are limited to executive officers, affiliates, directors and holders of 5% or more of the voting equity securities of Reliant, and these parties own less than 100% of the voting equity securities of Reliant. Second, we believe that we have satisfied the third prong under Proposed Rule 159. Upon the effectiveness of the registration statement, Reliant will solicit written consents in favor of the merger from its approximately 247 stockholders who have not previously signed a Written Consent; for the reasons described in our response to prior comment 10, Reliant is currently unable to determine whether they meet the requirements to purchase under an exemption from registration pursuant to Section 4(2) or 4(6) of the Act or Rule 506 of Regulation D.

We understand that the Staff reached a similar conclusion in a recent situation, the acquisition by Oracle Healthcare Acquisition Corp. of Precision Therapeutics, Inc. (Registration No. 333-147857), which we believe is analogous to the present situation. First, before the effectiveness of its registration statement, Oracle Healthcare entered into voting agreements with, and obtained written consents from, certain executive officers, affiliates, directors and holders of 5% or more of the voting equity securities of Precision, and these parties owned less than 100% of the voting equity securities of Precision. Second, after the effectiveness of the Oracle Healthcare registration statement, Precision solicited written consents from its approximately 140 stockholders who had not previously signed a voting agreement or written consent, whom Precision was then unable to determine whether they met the requirements to purchase under an exemption from registration pursuant to Section 4(2) or 4(6) of the Securities Act or Rule 506 of

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Regulation D. For these reasons, we understand that the Staff permitted the Oracle Healthcare shares offered and sold to the stockholders that signed voting agreements and/or written consents prior to the effectiveness of the registration statement to be covered by the registration statement.

Finally, we submit that the acquisition by PAETEC Holding Corp. of McLeodUSA Incorporated involved a different set of circumstances that are distinguishable from the present situation, and therefore the Staff’s conclusion in that situation should not control the outcome in the present case. First, it appears that there were only 29 record stockholders of McLeodUSA; of those, 11 had signed written consents in favor of the merger with PAETEC prior to the filing of the initial PAETEC registration statement on October 18, 2007 (Registration No. 333-146778). Therefore, the number of stockholders whose consents had not been obtained (18) is substantially smaller than in either the Reliant situation (247) or the Precision situation (140). Second, PAETEC’s initial registration statement does not disclose that, following the effectiveness thereof, McLeodUSA would solicit written consents from the 18 stockholders that had not previously signed written consents in favor of the PAETEC merger. Last, based on the disclosure in the new registration statement filed on December 19, 2007 (Registration No. 333-148172), we note that PAETEC did not enter into voting agreements with certain significant stockholders of McLeodUSA concurrently with the merger agreement, and instead merely obtained written consents from those stockholders before the initial registration statement was filed.

For the reasons stated above, we respectfully conclude that obtaining the written consents from the parties described in our response to prior comment 10 was consistent with Section 5 of the Securities Act.

Agreement to Vote, page 107

COMMENT 10: Your statement in the last paragraph of this subsection that Reliant received the consents from the requisite number of shares to approve the transactions appears to be inconsistent with your risk factor on page 21. If you mean that those shareholders held the requisite number of shares that would be required to approve the transaction under Delaware law but not California law, please say so directly. Also disclose the percentage of each applicable class of shares actually held by the consenting stockholders, and disclose those stockholders’ relationship to you.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 109 of Amendment No. 2 in order to clarify the description of the Reliant stockholder vote received and to provide the additional information requested.

U.S. Securities and Exchange Commission

October 3, 2008

Exhibit Index, page II-2

COMMENT 11: Please file final, signed and dated opinions – not merely forms.

RESPONSE: We acknowledge the Staff’s comment and confirm that the final, signed and dated opinions of counsel to each of Thermage and Reliant will be filed with the final pre-effective amendment to the Registration Statement in the forms previously filed as Exhibits 5.1, 8.1 and 8.2 to Amendment No. 1.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call me, Robert T. Ishii or Alexander D. Phillips at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Chris F. Fennell

Chris F. Fennell, Esq.

cc:	Stephen J. Fanning

Thermage, Inc.

Eric B. Stang

Reliant Technologies, Inc.

Robert T. Ishii, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati, PC

Eric Jensen, Esq.

Gordon Ho, Esq.

Cooley Godward Kronish LLP